876661

Document Control
[redacted]

03019695

No Act
P.E. 3-6-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 10, 2003

Act	Securities Exchange Act of 1934
Section	10(a)
Rule	10a-1
Public Availability	March 10, 2003

Ms. Mary Yeager
Assistant Secretary
New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005

Re: Exemptive Relief Regarding Operation of Off-Hours Trading (Crossing Session II)

Dear Ms. Yeager:

In your letter dated March 6, 2003, as supplemented by conversations with the staff, you request on behalf of the New York Stock Exchange, Inc. (Exchange), that the Commission extend the exemptive relief previously granted from Rule 10a-1 under the Securities Exchange Act of 1934, as amended (Exchange Act) with respect to short sale transactions effected during the Exchange's operation of its Off-Hours Trading Session known as Crossing Session II from 4:00 p.m. – 6:15 p.m. (EST).[1] Crossing Session II permits the execution of crosses of multiple-stock ("basket") aggregate price buy and sell orders. For Crossing Session II, trade reporting is accomplished by reporting to the Consolidated Tape the total number of shares and the total market value of the aggregate-price trades. There is no indication of the individual component stocks involved in the aggregate-price transactions. Crossing Session II currently operates from 4:00 p.m. until 5:15 p.m., as it has since its initiation on June 13, 1991.

The Exchange has submitted to the Commission pursuant to Section 19b(1) of the Exchange Act and Rule 19b-4 thereunder, a proposed rule change to extend the operation of Crossing Session II for an additional hour until 6:15 p.m. In all other respects, the operation of Crossing Session II will continue as outlined in the prior letters requesting exemptive relief under Rule 10a-1.

Response:

On the basis of your representations and the facts presented, particularly that the Exchange represents that the operation of Crossing Session II, as outlined in its prior letters requesting exemptive relief, remains the same, except for the proposed time expansion to

[1] See letter from Catherine R. Kinney, Senior Vice President, NYSE, to Brandon Becker, Associate Director, Division of Market Regulation, SEC, dated September 18, 1990, and letter from Catherine R. Kinney, Executive Vice President, NYSE, to Brandon Becker and Larry Bergman Division of Market Regulation, SEC, dated January 9, 1991.

6:15 p.m. The Exchange also agrees to comply with all of the conditions imposed by the Commission in connection with the exemptive relief previously granted for Crossing Session II. The Commission hereby reaffirms the exemptive relief previously granted from Rule 10a-1 with respect to transactions effected during the Exchange's extended Crossing Session II (from 4:00 p.m. – 6:15 p.m.), subject to the same terms and conditions set forth in the Commission's September 18, 1990 and January 9, 1991 letters.

The foregoing extension of the exemption from Rule 10a-1 is based solely on your representations and the facts presented and are strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Exchange. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano

James A. Brigagliano
Assistant Director
Division of Market Regulation

Mary Yeager
Assistant Secretary

New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

tel: 212.656.2062
fax: 212.656.3939
myeager@nyse.com

NYSE

March 6, 2003

James A. Brigagliano, Esq.
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549-1001

Re: Request for Exemptive Relief Regarding Operation of Off-Hours Trading (Crossing Session II)

Dear Mr. Brigagliano:

By this letter, the Exchange is requesting extension of certain exemptive relief previously granted by the Commission in connection with the Exchange's operation of its Off-Hours Trading Session known as Crossing Session II. Crossing Session II permits the execution of crosses of multiple-stock ("basket") aggregate price buy and sell orders. For Crossing Session II, trade reporting is accomplished by reporting to the Consolidated Tape the total number of shares and the total market value of the aggregate-price trades. There is no indication of the individual component stocks involved in the aggregate-price transactions. Crossing Session II operates from 4:00 p.m. until 5:15 p.m. as it has since its initiation on June 13, 1991.

In approving the operation of Crossing Session II[1], the Commission granted exemptive relief with respect to the treatment of transactions in Crossing Session II under Rule 10a-1 under the Securities Exchange Act of 1934 (the "short sale" rule), in reliance upon the representations made to the Commission by the Exchange.[2]

The Exchange has submitted to the Commission pursuant to Section 19b(1) of the Securities Exchange Act of 1934 and Rule 19b-4 thereunder, a proposed rule change to

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1 See Securities Exchange Act Release No. 29237 (May 24, 1991).

2 See letter from Catherine R. Kinney, Senior Vice President, NYSE, to Brandon Becker, Associate Director, Division of Market Regulation, SEC, dated September 18, 1990, and letter from Catherine R. Kinney, Executive Vice President, NYSE, to Brandon Becker and Larry Bergmann, Division of Market Regulation, SEC, dated January 9, 1991.

extend the operation of Crossing Session II for an additional hour until 6:15 p.m.[3] The Exchange represents that the operation of Crossing Session II will continue as outlined in its original requests for short sale relief under Rule 10a-1, except for the proposed time expansion to 6:15 p.m. The Exchange also agrees to comply with all the conditions set forth in the Commission's September 18, 1990 and January 9, 1991 letters in connection with the proposed time extension of Crossing Session II. Based on the foregoing, the Exchange requests that the Commission continue the relief previously granted to the Exchange in connection with the operation of Crossing Session II from 4:00 p.m. to 6:15 p.m.

Sincerely,

3 See Securities Act Release No. 46547 (September 25, 2002), 67 FR 61706 (October 1, 2002).